Exhibit 99.1

MAVERIX METALS ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING

AND PUBLISHES 2020 ASSET HANDBOOK

June 30, 2020, Vancouver, British Columbia – Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American & TSX: MMX) is pleased to announce the voting results of its Annual General Meeting (the “Meeting”) of Shareholders held today, June 30th, 2020. Maverix shareholders voted in favour of all resolutions presented at the Meeting, including the re-election of the Company’s eight director nominees. Detailed results of the vote for directors are shown below:

Nominee	Votes For		Votes Withheld
	Number	Percent (%)	Number	Percent (%)

Geoffrey Burns	98,437,693	99.97%	32,620	0.033%
Dr. Christopher Barnes	98,379,897	99.91%	90,416	0.092%
Robert Doyle	98,433,869	99.96%	36,444	0.037%
Daniel O’Flaherty	98,438,493	99.97%	31,820	0.032%
Brian Penny	98,414,077	99.94%	56,236	0.057%
Blake Rhodes	98,414,391	99.94%	55,922	0.057%
David Scott	98,455,439	99.94%	54,874	0.056%
J.C. Stefan Spicer	98,369,795	99.89%	100,518	0.102%

Shareholders also voted in favour of the re-appointment of KPMG LLP as the auditor of the Company and for the approval of the Company’s amended and restated Stock Option and Share Compensation Plan, as well as the Restricted Share Unit Plan. Each of the resolutions approved at the meeting were described in detail in the Company’s Management Information Circular dated May 11th, 2020 available on SEDAR (www.sedar.com) and the Company’s website (www.maverixmetals.com).

A report on all items of business voted on at the Meeting has been filed on SEDAR (www.sedar.com).

2020 Asset Handbook

Maverix has released its 2020 Asset Handbook, which provides detailed information on the Company’s extensive portfolio of assets. The report is available on the Company’s website at www.maverixmetals.com.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by continuing to add new precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the ticker symbol “MMX”.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

CEO & Director, or

Ryan McIntyre

President

(604) 343-6225

Email:	info@maverixmetals.com
Website:	www.maverixmetals.com